Exhibit 99.1

NEWS RELEASE

Endeavour Silver Confirms Amended Offer for Cream Minerals of $0.14 per Share, Payable in Cash or Endeavour Shares,
Open for Acceptance Until 2:00 pm (Pacific Time) on December 6, 2010

Vancouver, Canada – November 19, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) (“Endeavour”) confirms that on November 18, 2010 it gave notice to Valiant Trust Company, the depositary for Endeavour’s offer (“Offer”) to acquire all of the outstanding common shares (“Cream Shares”) of Cream Minerals Ltd. (“Cream”), of Endeavour’s Notice of Change, Variation and Extension dated November 18, 2010 (the “Notice of Variation”).  The Notice of Variation has been filed on SEDAR at www.sedar.com and will be mailed to all Cream shareholders, along with an amended Letter of Transmittal and an amended Notice of Guaranteed Delivery.

Pursuant to the Notice of Variation, Endeavour improved its offer to purchase all of the Cream Shares on the revised basis of, at the election of each Shareholder:

(a)           Cdn$0.14 in cash per Cream Share (the “Cash Election”); or
(b)	0.02575 of a common share of Endeavour (“Endeavour Share”) per Cream Share (the “Share Election”)

The Share Election — The exchange ratio for the Share Election is based upon the 10-day volume weighted average price (“VWAP”) of the Endeavour Shares at the close of trading on the Toronto Stock Exchange (“TSX”) on November 8, 2010, the date of the notice of change and extension pursuant to which the Cream shareholders were first notified of the proposed variations to the Offer, which average price was Cdn$5.4363.  The exchange ratio is intended to value the consideration under the Share Election at the equivalent of Cdn$0.14 per Cream Share.  The 10-day VWAP of the Endeavour Shares at the close of trading on the TSX on the last trading day prior to the date of the Notice of Variation was Cdn$6.0815 per Endeavour Share, which imputes a value of Cdn.$0.1566 per Cream Share.

The Cash Election — The increased offer price of Cdn$0.14 per Cream Share under the Offer represents a premium of 105% over the average closing price of the Shares of Cdn$0.068 for the ten trading days ended September 24, 2010 (the last trading day prior to the announcement of the initial Offer), a premium of 86% over the closing trading price of Cdn$0.075 per Share on September 24, 2010, and a premium of 27% over the closing price of Cdn$0.11 per Share on November 8, 2010.

The Offer is open for acceptance by Cream shareholders until 2:00 p.m. (Pacific time) on Monday, December 6, 2010, unless the Offer is extended or withdrawn by Endeavour.

Cream shareholders who have validly deposited and not withdrawn their Cream Shares under the Offer do not need to take further action to accept the Offer for the Cash Election and will automatically be entitled to receive under the Offer the increased consideration of Cdn$0.14 per Share pursuant to the Cash Election.  Such Shareholders will, however, have the opportunity to elect the Share Election as described in the Notice of Change, Variation and Extension.

Investors may obtain a copy of the Circular, the Notice of Variation and other documents filed by Endeavour with the Canadian securities regulators at www.sedar.com.  The Circular, the Notice of Variation and other documents may also be obtained by contacting the information agent, Laurel Hill Advisory Group, toll free at 1-877-304-0211 or by email at assistance@laurelhill.com, or from Endeavour’s website www.edrsilver.com or by directing their request to Endeavour by telephone at (604) 685-9775 or by fax at (604) 685-9744.

Shareholders in the United States should be aware that that the Offer is being made for the outstanding securities of a Canadian issuer and the Circular, Notice of Variation and other documents filed by Endeavour with Canadian securities regulators relating to the Offer have been prepared in accordance with disclosure requirements in Canada.  Such disclosure requirements are different than those of the United States.  The Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended.  Endeavour has filed with the United States Securities and Exchange Commission on Forms CB and CB/A the Circular, Notice of Variation and other documents filed by Endeavour with Canadian securities regulators relating to the Offer.  These filings are available at www.sec.gov.

The Endeavour Shares to be issued pursuant to the Offer will be unregistered “restricted securities” within the meaning of Rule 144 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) to the same extent and proportion that the Shares exchanged by Shareholders pursuant to the Offer were restricted securities.  In addition, the U.S. Securities Act imposes restrictions on the resale of the Endeavour Shares received pursuant to the Offer by persons who are “affiliates” of Endeavour after the effective date of the proposed business combination or who are “affiliates” of Endeavour at the time the business combination is submitted to a vote.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.